January 20, 2006

Via EDGAR

Amit Pande Assistant Chief Accountant United States Securities and Exchange Commission Washington, D.C. 20549

Re: National Rural Utilities Cooperative Finance Corporation Form 8-K Filed January 12, 2006 File No. 001-07102

Dear Mr. Pande:

This letter responds to your comment letter dated January 17, 2006 and faxed to our office on January 19, 2006 regarding the Form 8-K noted above. National Rural Utilities Cooperative Finance Corporation filed the restated financial statements referenced in your letter and the Form 8-K on January 19, 2006. We also call to your attention that subsequent to the filing of those restated financial statements, our former auditor (Ernst & Young LLP) discovered a typographical error in its form of consent at Exhibit 23.2 (the consent refers to Form 10-K rather than Form 10-K/A). We intend to file a Form 10-K/A today to replace that consent.

National Rural Utilities Cooperative Finance Corporation acknowledges that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

Steven L. Lilly
Chief Financial Officer